May 3, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F St. NE
Washington, DC 20549
Attn:     Blaise Rhodes
    Rufus Decker

Re:     Beacon Roofing Supply, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2022
    Filed February 24, 2023
    File No. 000-50924

Dear Mr. Rhodes and Mr. Decker:

Beacon Roofing Supply, Inc. (the “Company”) respectfully submits these responses to comments submitted by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in its April 19, 2023 letter regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). The Staff’s initial numbered comments can be found in bold italicized text below, and are, in each case, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Consolidated Balance Sheets, page 44

1.Please tell us with quantification the significant components of accrued expenses as of each balance sheet date. Also, separately disclose any components that exceed the thresholds of Rule 5-02.20 of Regulation S-X.
505 Huntmar Park Dr., Ste. 300, Herndon, VA 20170 | 571-323-3939
becn.com

Response: The following table sets forth, with quantification, the significant components of accrued expenses as of each balance sheet date contained in the Form10-K (in millions):

	December 31,		September 30,
	2022		2021
Inventory	$106.9	*	$ 211.1	*
Customer rebates	112.8	*	63.9
Payroll and employee benefit costs	118.6	*	135.7	*
Selling, general and administrative	96.0	*	77.0	*
Income taxes	7.8		37.4
Interest and other	5.9		21.6
Total accrued expenses	$448.0		$ 546.7

* Exceeds threshold of Rule 5-02.20

The Company will include a note to the financial statements in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, which we expect to file on May 5, 2023, disclosing the components of accrued expenses, including those that exceed the thresholds set forth in Rule 5-02.20 of Regulation S-X, as follows:

The following table summarizes the significant components of accrued expenses (in millions):

	March 31,	December 31,	March 31,
	2023	2022	2022
Inventory	$108.8	$106.9	$198.0
Customer rebates	35.8	112.8	31.0
Payroll and employee benefit costs	47.6	118.6	65.3
Selling, general and administrative	101.7	96.0	72.8
Income taxes	1.3	7.8	31.9
Interest and other	11.2	5.9	11.8
Total accrued expenses	$306.4	$448.0	$410.8

The Company will use similar note disclosure in its future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. If any component accumulated under the caption “Interest and other” exceeds the 5% threshold in future periods, such component will be presented separately.

Consolidated Statements of Operations, page 45

2.Please tell us your basis in GAAP for presenting net income (loss) attributable to common stockholders without reduction for undistributed earnings attributable to participating preferred stock. Refer to ASC 260-10-45-60 through 45-60B, ASC 260-10-45-65 through 45-66 and ASC 260-10-55-73.

Response: The Company presented net income (loss) attributable to common stockholders without reduction for undistributed earnings attributable to participating preferred stock on the face of its consolidated statements of operations on the basis of Topic 6.B. of the Codification of Staff Accounting Bulletins. The relevant language of the Topic states that “The amount to be reported should be computed for each period as net income or loss less … dividends on preferred stock ….” There is no reference to adjustment for undistributed earnings, even though participation features are not uncommon in preferred stocks. We believe the note titled “Net Income (Loss) Per Share” and resulting earnings per share data set forth on the face of the consolidated statements of operations are compliant with the cited ASC provisions. However, in order to enhance the clarity of the presentation, the Company will, beginning with its upcoming Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, present net income (loss) attributable to common stockholders reduced by both preferred stock dividends and undistributed earnings attributable to participating preferred stock on the face of the consolidated statements of operations.

Below is the proposed presentation for the Quarterly Report on Form 10-Q, which we expect to file on May 5, 2023.

BEACON ROOFING SUPPLY, INC.
Condensed Consolidated Statements of Operations
(Unaudited; in millions, except per share amounts)

	Three Months Ended March 31,
	2023	2022
Net sales	$1,732.3	$1,686.9
Cost of products sold	1,290.4	1,247.4
Gross profit	441.9	439.5
Operating expense:
Selling, general and administrative	338.3	309.3
Depreciation	20.7	17.5
Amortization	22.3	21.4
Total operating expense	381.3	348.2
Income (loss) from operations	60.6	91.3
Interest expense, financing costs and other, net	27.8	16.6
Income (loss) before provision for income taxes	32.8	74.7
Provision for (benefit from) income taxes	8.0	18.9
Net income (loss)	$24.8	$55.8

Reconciliation of net income (loss) to net income (loss) attributable to common stockholders:
Net income (loss)	$24.8	$55.8
Dividends on Preferred Stock	(6.0)	(6.0)
Undistributed income allocated to participating securities	(2.5)	(6.1)
Net income (loss) attributable to common stockholders	$16.3	$43.7

Weighted-average common stock outstanding:
Basic	64.3	70.1
Diluted	65.6	71.3

Net income (loss) per share:
Basic	$0.25	$0.62
Diluted	$0.25	$0.61

See accompanying Notes to Condensed Consolidated Financial Statements

Should the Staff have any questions in advance of providing further written correspondence to address the Company’s responses, please contact me or our Chief Accounting Officer, Sam Guzman, at 703-431-0963.

We appreciate the opportunity to work with the Staff to continue to enhance our financial statement presentation and disclosures.

Sincerely,

/s/ FRANK A. LONEGRO
Frank A. Lonegro
Executive Vice President & Chief Financial Officer
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